

Mail Stop 3720

July 29, 2008

James R. Braun
Vice President of Finance & Chief Financial Officer
Charles & Colvard, Ltd.
300 Perimeter Park Drive, Suite A
Morrisville, NC 27560

> **Re: Charles & Colvard, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
>
> **Forms 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 0-23329**

Dear Mr. Braun:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide us with the information we are requesting so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 2. Inventory, page 40
Note 3. Inventories, page 47

1. We note the long-term inventory classification of $26.9 million and $11.8 million in 2007 and 2006, respectively. Please tell us why no inventory write-down was necessary for the current and prior year. Include in your response the factors you considered in concluding that you do not have excess inventories based on your anticipated sales. Also, tell us how you considered the following in arriving at your conclusion.

- Your 32% and 7% decrease in sales in 2007 and 2006, respectively. We also note that your sales have continued to decrease in the 2008 1st and 2nd quarters as compared to the corresponding interim quarters of the preceding fiscal year.
- Your inventory continues to increase in the 2008 1st and 2nd quarters.
- Your inventory turnover has continued to decrease since 2006.
- The total shipments of carats have been decreasing since 2006 as compared to the previous periods.
- Although the average selling price per carat remained the same in 2007 and 2006, we note that it decreased 3% in the 2008 1st quarter.
- The Cree and Norstel purchase commitment agreements for raw materials. We note that the purchase commitment with Cree is $4 million for 2008 and you are currently in negotiations with Norstel to reduce your 2008 purchase commitment with them.
- You have continued to use significant cash in operating and investing activities since 2006. Address whether you will be required to reduce your average selling prices to provide cash flows from future operations.

Note 2. Concentrations of Credit Risk, page 42

2. Please refer to the $4.5 million in trade accounts receivable that is past due. Tell us how you concluded that an uncollectible provision for this receivable is not necessary. We note that the past due amount has increased in the 2008 1st quarter to $5 million.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director